SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G

                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO
  RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. 1)*

                               Global Sources Ltd.
                              --------------------
                                (Name of Issuer)

                     COMMON SHARES, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G39300 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)
                                 --------------

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / /      Rule 13d-1(b)

         /X/      Rule 13d-1(c)

         / /      Rule 13d-1(d)

--------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. G39300 10 1                   13G          Page 2 of 5 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Harrington Trust Limited
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         CITIZENSHIP OR PLACE OR ORGANIZATION

                     Bermuda
--------------------------------------------------------------------------------
 NUMBER OF         5      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    2,572,038 shares
  OWNED BY
    EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH
                   6      SHARED VOTING POWER

                                0 shares
               -----------------------------------------------------------------
                   7      SOLE DISPOSITIVE POWER

                                2,572,038 shares
               -----------------------------------------------------------------
                   8      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,572,038 shares
--------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                      9.8%
--------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP No. G39300 10 1                   13G          Page 3 of 5 Pages
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Item 1.

         (a)      Name of Issuer:   Global Sources Ltd.
         (b)      Address of Issuer's Registered Offices:
                           Cedar House
                           41 Cedar Avenue
                           Hamilton HM 12
                           Bermuda.

Item 2.

         (a)      Name of Person Filing:    Harrington    Trust   Limited   (the
                                            "Reporting Person")
         (b)      Address of Principal Business Office, or if none, Residence:
                           Cedar House
                           41 Cedar Avenue
                           Hamilton HM 12
                           Bermuda.
         (c)      Place of Organization:    Bermuda
         (d)      Title of Class of Securities: Common Shares
         (e)      CUSIP Number:     G39300 10 1

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                           Not Applicable

         (a)      / /      Broker or dealer  registered  under Section 15 of the
                           Exchange Act.

         (b)      / /      Bank as defined in  section  3(c)(6) of the  Exchange
                           Act.

         (c)      / /      Insurance  company as defined in section  3(a)(19) of
                           the Exchange Act.

         (d)      / /      Investment  company registered under section 8 of the
                           Investment Company Act.

         (e)      / /      An  investment   adviser  in  accordance   with  Rule
                           13d-1(b)(1)(ii)(E);

         (f)      / /      An  employee   benefit  plan  or  endowment  fund  in
                           accordance with Rule 13d-1(b)(1)(ii)(F).

         (g)      / /      A  parent  holding   company  or  control  person  in
                           accordance with Rule 13d-1(b)(1)(ii)(G).

         (h)      / /      A savings  association  as defined in Section 3(b) of
                           the Federal Deposit Insurance Act;

         (i)      / /      A church plan that is excluded from the definition of
                           an investment company under Section 3(c)(14) of the Investment Company Act.

         (j)      / /      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.           Ownership

         (a)      Amount Beneficially Owned: 2,572,038 shares.
         (b)      Percent of Class: 9.8%.


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CUSIP No. G39300 10 1                   13G          Page 4 of 5 Pages
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         (c)      Number of shares as to which such person has:
                  (i)      sole  power to vote or  direct  the  vote:  2,572,038
                           shares.
                  (ii)     shared power to vote or direct the vote: 0 shares.
                  (iii)    sole power to dispose or direct the disposition of:
                           2,572,038 shares.
                  (iv)     shared power to dispose or direct the disposition of:
                           0 shares.

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person.

                  The Reporting Person, a company organized pursuant to the laws of Bermuda, is the trustee of The Global Sources Employee Equity Compensation Trust (the "Trust"). The Reporting Person administers the monies and other assets of the Trust. By virtue of its position as trustee of the Trust, the Reporting Person has the power to vote and dispose of the Issuer's Shares owned by the Trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9.           Notice of Dissolution of Group.

                  Not Applicable.

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. G39300 10 1                   13G          Page 5 of 5 Pages
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                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: 13 February 2001                 HARRINGTON TRUST LIMITED


                                        By: /s/ John Harper
                                           -------------------------------------
                                           Name:  John Harper
                                           Title:  Director